SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.     )*

             United Financial Corporation of South Carolina, Inc.
                               (Name of Issuer)

                    Common Stock, $0.10 par value per share
                        (Title of Class of Securities)

                                  910315100
                                (CUSIP Number)

                             Marion A. Cowell, Jr.
                            One First Union Center
                     Charlotte, North Carolina  28288-0013
                                (704) 374-6828
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                              February 22, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   CUSIP No.:   910315100


    1.     Name of Reporting Person:  First Union Corporation
           S.S.  or  I.R.S. Identification  No.  of  Above Person:    I.R.S.
           Identification No. 56-0898180


    2.     Check  the  Appropriate  Box  if  a   Member  of  a  Group   (See
           Instructions):
           a.  [  ]      b.  [  ]


    3.     SEC Use Only

    4.     Source of Funds (see Instructions): WC; 00

    5.     Check  Box  if  Disclosure  of  Legal  Proceedings  is   Required
           Pursuant to Items 2(d) or 2(e):  [  ]


    6.     Citizenship or Place of Organization:  North Carolina


   Number of    7.  Sole Voting Power:  1,100,000*
   Shares Bene-
   ficially     8.  Shared Voting Power:
   Owned by
   Each Report- 9.  Sole Dispositive Power: 1,100,000*
   ing Person
   With        10.  Shared Dispositive Power:


   11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
           1,100,000*


   12.     Check Box  if the  Aggregate Amount  in Row  11 Excludes  Certain
           Shares (See Instructions):   [   ]

   13.     Percent of Class Represented by Amount in Row 11:   19.0*

   14.     Type of Reporting Person (See Instructions):  HC; CO

   * The shares indicated are purchasable by First Union Corporation ("FUNC") upon exercise of an option issued to FUNC on  February  22, 1995,  and  described  in  Item  4 of  this
   report.     Prior   to   the   exercise   of   the   option,   FUNC    is
               not entitled to any rights as a shareholder of United Financial Corporation of South Carolina, Inc. ("United") as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. FUNC expressly disclaims beneficial ownership of any of the shares of common stock of United which are purchasable by FUNC upon exercise of the option. The percentage indicated represents the percentage of the total outstanding shares of common stock of United as of February 21, 1995.

   Item 1.  Security and Issuer.

           This statement relates to the common stock of United Financial Corporation of South Carolina, Inc. ("United"), $0.10 par value per
   share ("United Common Stock").   United is a South  Carolina corporation
   whose principal executive offices are located at 425 Main Street, Greenwood, South Carolina 29646. United is a savings and loan holding company under the Home Owners' Loan Act of 1933.

   Item 2.  Identity and Background.

           This  statement  is  being  filed  by  First  Union   Corporation
   ("FUNC"), a North Carolina corporation whose principal executive offices are located at One First Union Center, Charlotte, North Carolina 28288-
   0013.   FUNC is a bank holding company registered under the Bank Holding
   Company Act of 1956, as amended.

           To the best of FUNC's knowledge, during the last five years, neither FUNC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) nor has FUNC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of FUNC.

   Item 3.  Source and Amount of Funds or Other Consideration.

           It is presently anticipated that purchases of shares of United Common Stock as described in Item 4 would be made with funds obtained from FUNC's working capital and funds available for investment.

   Item 4.  Purpose of Transaction.

           Pursuant to an Agreement and Plan of Mergers (the "Merger Agreement"), dated as of February 21, 1995, among United, FUNC and certain of their subsidiaries, and in consideration thereof, United issued to FUNC an option (the "Option") to purchase, under certain conditions, up to 1,100,000 shares of United Common Stock at a purchase price per share of $19.00 (the "Purchase Price"), subject to adjustment pursuant to anti-dilution provisions.

           The Option was issued to FUNC pursuant to a Stock Option Agreement, dated as of February 22, 1995, between FUNC and United (the "Option Agreement"), which was an inducement to and a condition of
   FUNC's  willingness  to  execute  the  Merger  Agreement.    The  Merger
   Agreement provides, among  other things, for the merger of United into a
   wholly-owned subsidiary of  FUNC (the "Merger").   Upon consummation  of
   the Merger, which is subject to the approval of United stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, United stockholders would receive 0.458 shares of FUNC common stock, $3.33 1/3 par value per share ("FUNC Common Stock"), for each share of United Common Stock if the price of FUNC Common Stock
   price is between  $42.75 and  $46.75 per share.   If the  price of  FUNC
   Common Stock price is $42.75 or below , United stockholders would receive $19.58 of FUNC Common Stock for each share of United Common
   Stock.   If the price  of FUNC Common  Stock is $46.75 or  above, United stockholders would receive $21.41 of FUNC Common Stock for each share of United Common Stock. The calculation of the price of FUNC Common Stock will be based on the average closing price of FUNC Common Stock on the New York Stock Exchange for the ten trading days prior to the effective date of the Merger.

           If not in material breach of the Option Agreement or the Merger Agreement, FUNC may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event"), including:

           (a) United taking certain actions (each an "Acquisition Transaction"), including authorizing, recommending or entering into an agreement with any third party to effect
               (i) a merger, consolidation or similar transaction involving United or any of its significant subsidiaries, (ii) the sale, lease, exchange or other disposition of 20% or more of the consolidated assets of United and its subsidiaries, or
               (iii) the issuance, sale or other disposition of 20% or more of the voting securities of United or any of its significant subsidiaries (other than as a result of the exercise of outstanding options or the conversion of outstanding convertible securities of United); or

           (b) any third party acquires or has the right to acquire 20% or more of the outstanding shares of United Common Stock;

   provided, the Option will terminate upon the earliest to occur of certain events, including:

           (a) consummation of the Merger;

           (b) termination  of the  Merger Agreement  by United  (a  "United
               Termination") prior to the happening (subject to certain limitations) of a Purchase Event or certain events (each a "Preliminary Purchase Event"), including:

               (i) commencement by any third party of a tender or exchange offer to purchase 20% or more of the outstanding shares of United Common Stock;

               (ii) failure of  the stockholders  of United  to approve  the
                    Merger Agreement after pubic announcement that a third party:

                    (x)  proposes to engage in an Acquisition Transaction;
                    (y) commences a tender offer to purchase 20% or more of the outstanding shares of United Common Stock; or
                    (z) files an application under certain federal statutes relating to the regulation of banks and other financial institutions or their holding companies, to engage in an Acquisition Transaction;

               (iii) any third party proposes to United or its stockholders, publicly or in any writing that becomes publicly disclosed, to engage in an Acquisition Transaction;

               (iv) after  a proposal  by a  third  party  to United  or its stockholders to engage in an Acquisition Transaction, BFL breaches any covenant or obligation in the Merger Agreement which would entitle FUNC to terminate the Merger Agreement; or

               (v) any third party, other than in connection with a transaction which FUNC has consented to in writing, files an application with any federal or state bank regulatory authority for approval to engage in an Acquisition Transaction;

           (c) 18 months after termination of the Merger Agreement by United other than pursuant to a United Termination; and

           (d) 18 months after termination of the Merger Agreement by FUNC.

           Upon the occurrence of certain events set forth in the Option Agreement, the Option must be converted into, or exchanged for, an option, at the election of FUNC, of another corporation or United (the "Substitute Option"). In addition, the Option Agreement grants certain registration rights ("Registration Rights") to FUNC with respect to the
   Option Shares.   The terms  of such Substitute  Option and  Registration
   Rights are set forth in the Option Agreement.

           A copy of the form of the Merger Agreement, including the Option Agreement, is attached hereto as Exhibit 1, and the foregoing summary, as well as the other information contained in this report, is qualified in its entirety by reference thereto.


   Item 5.  Interest in Securities of the Issuer.

           The  1,100,000   shares  of   United  Common   Stock  which   are
   purchasable  by  FUNC  upon   exercise  of  the  Option  are   equal  to
   approximately 19.0% of United Common Stock, based on the 5,792,528 shares of United Common Stock issued and outstanding on February 21, 1995.

           FUNC  expressly   disclaims  any  beneficial   ownership  of  the
   1,100,000 shares of United Common Stock which are purchasable by FUNC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date. If the Option were exercised, FUNC would have sole right to vote or to dispose of the shares of United Common Stock issued as a result of such exercise.

           The Option contains anti-dilution provisions which provide that the number of shares of United Common Stock issuable upon exercise of
   the   Option  and  the  Purchase   Price  will  be   adjusted  upon  the
   happening of certain events, including the payment of a stock dividend or other distribution in United Common Stock or the subdivision or reclassification of United Common Stock, as set forth in the Option Agreement.

           Other than as set forth in this Item 5, to the best of FUNC's knowledge (i) neither FUNC nor any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors, beneficially owns any shares of United Common Stock, and (ii) there have been no transactions in the shares of United Common Stock effected during the past 60 days by FUNC, nor to the best of FUNC's knowledge, by any subsidiary or affiliate of FUNC or any of FUNC's executive officers or directors.

           No other person is known by FUNC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the United Common Stock obtainable by FUNC upon exercise of the Option.


   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer.

           Other than the Merger Agreement, including Exhibit A thereto, a copy of the form of which (excluding the Schedules and certain Exhibits referred to in the Merger Agreement) is attached hereto as Exhibit 1, to the best of FUNC's knowledge there are at present no contracts,
   arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any
   person  with respect  to any  securities of  United.   Exhibit A  to the
   Merger Agreement contains the form of the Option Agreement.

   Item 7.  Material to be Filed as Exhibits.

           A copy of the form of the Merger Agreement, including the Option Agreement, is attached hereto as Exhibit 1.


   Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              FIRST UNION CORPORATION


   Date: March 3, 1995   /s/ Kent S. Hathaway
                              Senior Vice President and
                                Deputy General Counsel

                                                  Annex A

                              Appendix to Item 2

                                                Principal
                            Position with       employment and
   Name and residence       First Union         principal business
   or business address*     Corporation         of employer


   G. Alex Bernhardt        Director            President and Chief
   Bernhardt Furniture                          Executive Officer,
   Furniture Company                            Bernhardt Furniture
   P.O. Box 740                                 Company, furniture
   Lenoir, NC 28645                             manufacturing

   W. Waldo Bradley         Director            Chairman, Bradley
   Bradley Plywood Corp.                        Plywood Corporation,
   P.O. Box 1408                                building materials
   Savannah, GA 31402-1408

   Robert J. Brown          Director            Chairman, President
   B&C Associates, Inc.                         and Chief Executive
   P.O. Box 2636                                Officer, B&C
   High Point, NC 27261-2636                    Associates, Inc., a
                                                public relations and
                                                marketing research
                                                firm

   Edward E. Crutchfield,   Executive           Chairman,
    Jr.                     Officer and         and Chief Executive
   First Union Corporation  Director            Officer, First Union
   One First Union Center                       Corporation
   Charlotte, NC 28288

   Robert D. Davis          Director            Chairman, DDI, Inc.,
   DDI, Inc.                                    investments
   P.O. Box 2088
   Jacksonville, FL 32203-2088

   R. Stuart Dickson        Director            Chairman of
   Ruddick Corporation                          Executive Committee,
   Two First Union Center                       Ruddick Corporation,
   Suite 2000                                   a diversified
   Charlotte, NC 28282                          holding company

   B.F. Dolan               Director            Investor
   Two First Union Center
   Suite 1990
   Charlotte, NC 28282

                                                Principal
                            Position with       employment and
   Name and residence       First Union         principal business
   or business address*     Corporation         of employer


   Roddey Dowd, Sr.         Director            Chairman, Charlotte
   Charlotte Pipe &                             Pipe & Foundry
   Foundry Company                              Company,
   P.O. Box 35430                               manufacturer of pipe
   Charlotte, NC 28235                          and fittings

   John R. Georgius         Executive           President, First
   First Union Corporation  Officer and         Union Corporation
   One First Union Center   Director
   Charlotte, NC 28288-0003

   William H. Goodwin, Jr.  Director            Chairman, AMF
   AMF Companies                                Companies a
   901 East Cary Street                         manufacturer of
   Suite 1400                                   sports and other
   Richmond, VA 23219                           equipment

   Brenton S. Halsey        Director            Chairman Emeritus,
   James River Corporation                      James River
   P.O. Box 2218                                Corporation, textile
   Richmond, VA 23217                           manufacturing

   Howard H. Haworth        Director            President, The
   The Haworth Group                            Haworth Group,
   P.O. Box 15369                               investments
   Charlotte, NC 28211

   Torrence E. Hemby, Jr.   Director            President, Beverly
   Beverly Crest Corp.                          Crest Corporation,
   2633 Richardson                              real estate
   Charlotte, NC 28211                          development

   Leonard G. Herring       Director            President and Chief
   Lowe's Companies, Inc.                       Executive Officer,
   P.O. Box 1111                                Lowe's Companies,
   North Wilkesboro, NC 28656                   Inc., building and
                                                related products retailer

   Jack A. Laughery         Director            Chairman, The Bagel
   The Bagel Group, Inc.                        Group, Inc., a
   800 Tiffany Boulevard                        restaurant developer
   Suite 305
   Rocky Mount, NC 27804

                                                Principal
                            Position with       employment and
   Name and residence       First Union         principal business
   or business address*     Corporation         of employer


   Max Lennon               Director            President and Chief
   Eastern Foods, Inc.                          Executive Officer,
   1000 Naturally Fresh                         Eastern Foods, Inc.,
        Blvd.                                   a food manufacturer
   Atlanta, Georgia, 30348                      and distributor

   Radford D. Lovett        Director            Chairman, Commodores
   Commodores Point Terminal                    Point Terminal
   Corporation                                  Corporation, marine
   P.O. Box 4069                                terminal operator
   Jacksonville, FL 32201

   Henry D. Perry           Director            Retired Physician
   12240 N.W. 8th Street
   Plantation, FL 33325

   Randolph N. Reynolds     Director            Vice Chairman
   Reynolds Metals Company                      Reynolds Metals
   P.O. Box 27002                               Company, an
   Richmond, VA 23261                           aluminum
   manufacturer

   Ruth G. Shaw             Director            Senior Vice
   Duke Power Company                           President, Corporate 422 S.
   Church Street                                Resources, and Chief
   PB04G                                        Administrative Charlotte,
   NC 28242-0001                                Officer, Duke Power
                                                Company, an
                                                investor-owned
                                                electric utility

   Lanty L. Smith           Director            Chairman and Chief
   Precision Fabrics                            Executive Officer,
   Group, Inc.                                  Precision Fabrics
   301 North Elm Street                         Group, Inc.,
   Greensboro, NC 27401                         textile products
                                                manufacturer

   Dewey L. Trogdon         Director            Chairman, Cone Mills
   P.O. Box 1477                                Corporation, textile
   Banner Elk, NC 28604                         manufacturing

   John D. Uible            Director            Investor
   225 Water Street
   Suite 840
   Jacksonville, FL 32202

                                                Principal
                            Position with       employment and
   Name and residence       First Union         principal business
   or business address*     Corporation         of employer


   B.J. Walker              Executive Officer   Vice Chairman,
   225 Water Street         and Director        First Union
   Jacksonville, Fl 32202                       Corporation

   Kenneth G. Younger       Director            Transportation
   3639 Country Club Drive                      Consultant
   Gastonia, NC 28054

   Marion A. Cowell, Jr.    Executive           Executive Vice
   First Union Corporation  Officer             President,
   One First Union Center                       Secretary and
   Charlotte, NC 28288                          General Counsel,
                                                First Union
                                                Corporation

   Robert T. Atwood         Executive           Executive Vice
   First Union Corporation  Officer             President and
   One First Union Center                       Chief Financial
   Charlotte, NC 28288                          Officer, First
                                                Union Corporation


   *All of the directors and executive officers are citizens of the United States.

                       AGREEMENT AND PLAN OF MERGERS

     AGREEMENT AND PLAN OF MERGERS, dated as of the 21st day of February, 1995 (this "Plan"), by and among UNITED FINANCIAL CORPORATION OF SOUTH CAROLINA, INC. (the "Company"), UNITED SAVINGS BANK, FSB ("United"), HOME FEDERAL SAVINGS BANK OF SOUTH CAROLINA ("Home Federal" and together with United, jointly and severally, the "Banks"), FIRST UNION CORPORATION ("First Union"), FIRST UNION CORPORATION OF SOUTH CAROLINA ("FUNC-SC") and FIRST UNION NATIONAL BANK OF SOUTH CAROLINA ("FUNB-SC").

                                 RECITALS:

     (A) The Company. The Company is a corporation duly organized and existing in good standing under the laws of the State of South Carolina, with its principal executive offices located in Greenwood, South Carolina. The Company is a registered savings and loan holding company under the Home Owners' Loan Act of 1933, as amended ("HOLA"). As of the date hereof, the Company has 8,000,000 authorized shares of common stock, each of $0.10 par value ("Company Common Stock"), and 2,000,000 authorized shares of preferred stock ("Company Preferred Stock") (no other class of capital stock being authorized), of which 5,792,528 shares of Company Common Stock (excluding 930,102 treasury shares) and no shares of Company Preferred Stock, are issued and outstanding.

     (B) United. United is a federal stock savings bank duly organized and existing in good standing under the laws of the United States, with its principal executive offices located in Greenwood, South Carolina. As of the date hereof, United has 40,000,000 authorized shares of common stock, each of $1.00 par value ("United Common Stock"),and 10,000,000 authorized shares of serial preferred stock ("United Preferred Stock")(no other class of capital stock being authorized), of which 2,034,285 shares of United Common Stock and no shares of United Preferred Stock are issued and outstanding. All of the issued and outstanding shares of United Common Stock are owned by the Company. As of December 31, 1994, United had capital of $36,154,743, divided into common stock of $2,034,285, surplus of $14,833,095 and undivided profits, including capital reserves, of $19,287,363, and net unrealized gain (loss) on investment securities of $(2,114,304).

     (C) Home Federal. Home Federal is a federal stock savings bank duly organized and existing in good standing under the laws of the United States, with its principal executive offices located in Rock Hill, South Carolina. As of the date hereof, Home Federal has 40,000,000 authorized shares of common stock, each of $1.00 par value ("Home Federal Common Stock"), and 10,000,000 authorized shares of serial preferred stock ("Home Federal Preferred Stock") (no other class of capital stock being authorized), of which 206,659 shares of Home Federal Common Stock and no shares of Home Federal Preferred Stock are issued and outstanding. All of the issued and outstanding shares of Home Federal Common Stock are owned by the Company. As of December 31, 1994, Home Federal had capital of $22,909,931, divided into common stock of $206,659, surplus of $8,433,341 and undivided profits, including capital reserves, of $14,269,931 and net unrealized, gain (loss) on investment securities of $(395,302).

     (D) First Union. First Union is a corporation duly organized and existing in good standing under the laws of the State of North Carolina, with its principal executive offices located in Charlotte, North Carolina. First Union is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. As of the date hereof, First Union has 750,000,000 authorized shares of common stock, each of $3.33 1/3 par value (together with the rights ("First Union Rights") issued pursuant to a Shareholder Protection Rights Agreement, dated December 18, 1990 (as amended, the "First Union Rights Agreement")) attached thereto, "First Union Common Stock"), 40,000,000 authorized shares of Class A Preferred Stock, no-par value ("First Union Class A Preferred Stock"), and 10,000,000 authorized shares of Preferred Stock, no-par value ("First Union Preferred Stock") (no other class of capital stock being authorized), of which 173,902,909 shares of First Union Common Stock, no shares of First Union Class A Preferred Stock and 6,318,350 shares of Series 1990 Cumulative Perpetual Adjustable Rate Preferred Stock, constituting a single series of First Union Preferred Stock which has been called for redemption on March 31, 1995, were issued and outstanding as of January 31, 1995.

     (E) FUNC-SC. FUNC-SC is a corporation duly organized and existing in good standing under the laws of the State of South Carolina, with its principal executive offices located in Greenville, South Carolina. As of the date hereof, FUNC-SC has 100,000 authorized shares of common stock, each of $1.00 par value ("FUNC-SC Common Stock") (no other class of capital stock being authorized), of which 100 shares of FUNC-SC Common Stock are issued and outstanding and owned by First Union.

     (F) FUNB-SC. FUNB-SC is a national banking association duly organized and existing under the laws of the United States, with its principal executive offices located in Greenville, South Carolina. As of the date hereof, FUNB-SC has 2,500,000 authorized shares of common stock, each of $5.00 par value ("FUNB-SC Common Stock") (no other class of capital stock being authorized), of which 915,000 shares are issued and outstanding and owned by FUNC-SC (other than directors' qualifying shares). As of December 31, 1994, FUNB-SC had capital of $127,990,000, divided into common stock of $4,575,000, surplus of $73,795,000, undivided profits, including capital reserves, of $54,674,000, and net unrealized holding gains (losses) on available for sale securities of ($5,054,000).

     (G) Stock Option Agreement. The Company agrees, prior to 8:00 a.m. on the day following the execution and delivery of this Plan, as a condition and inducement to First Union's, FUNC-SC's and FUNB-SC's willingness to enter into this Plan, to enter into a Stock Option Agreement (the "Stock Option Agreement") with First Union in the form attached hereto as Exhibit A, pursuant to which the Company will grant to First Union an option to purchase, under certain circumstances, shares of Company Common Stock.

     (H) Rights, Etc. Except as Previously Disclosed (as hereinafter defined)in Schedule 4.01(C), there are no shares of capital stock of the Company or the Banks authorized and reserved for issuance, neither the Company nor either Bank has any Rights (as defined below) issued or outstanding and neither the Company nor either Bank has any commitment to authorize, issue or sell any such shares or any Rights, except (i) pursuant to this Plan, or (ii) the Stock Option Agreement. The terms "Rights" means securities or obligations convertible into or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock (and shall include stock appreciation rights). There are no preemptive rights in respect of the Company Common Stock.

     (I) Approvals. The Board of Directors of each of the Company, United, Home Federal, First Union, FUNC-SC and FUNB-SC has approved, at meetings of each of such Boards of Directors, this Plan and (in the case of the Company and First Union) the Stock Option Agreement and has authorized the execution hereof and thereof in counterparts.

     (J) Other. It is the intention of the parties to this Plan that the Mergers (as hereinafter defined) shall include the right of FUNC-SC to acquire the assets and assume the liabilities of the Company Subsidiaries (as hereinafter defined) and to assign such right to any corporation which FUNC-SC controls. Pursuant to the foregoing and under the authority of Revenue Rulings 64-73 and 70-224, FUNC-SC may assign its right to acquire the assets and assume the liabilities of the Company Subsidiaries to FUNB-SC, and may also direct each such Company Subsidiary to transfer all of its assets and liabilities to FUNB-SC on the day following the Effective Date (as hereinafter defined), or at any time thereafter, including by means of a statutory merger.

     In consideration of their mutual promises and obligations, the parties hereto adopt and make this Plan and prescribe the terms and conditions thereof and the manner and basis of carrying it into effect, which shall be as follows:

I.   THE MERGERS.

     1.01.     The Corporate Merger.  On the Effective Date:

               (A) The Continuing Corporation. The Company shall merge with and into FUNC-SC (the "Corporate Merger"), the separate existence of the Company shall cease and FUNC-SC (the "Continuing Corporation") shall survive and the name of the Continuing Corporation shall be "First Union Corporation of South Carolina."

               (B) Rights, Etc. The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the merging corporations; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the corporations so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such corporations, shall not revert or be in any way impaired by reason of the Corporate Merger.

               (C) Liabilities. The Continuing Corporation shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the corporations so merged, in accordance with applicable law.

               (D)  Articles of Incorporation; By-laws; Directors;
     Officers.  The Articles of Incorporation and   By-laws of the
     Continuing Corporation shall be those of FUNC-SC, as in effect immediately prior to the Corporate Merger becoming effective. The directors and officers of FUNC-SC in office immediately prior to the Corporate Merger becoming effective shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

     1.02. The Bank Mergers. On the day following the Effective Date or as soon thereafter as FUNB-SC may deem appropriate:

               (A) The Continuing Bank. The Banks shall be merged with and into FUNB-SC (the "Bank Mergers" and together with the Corporate Merger, the "Mergers"), the separate existence of the Banks shall cease and FUNB-SC (the "Continuing Bank") shall survive; the name of the Continuing Bank shall be "First Union National Bank of South Carolina";

     and the Continuing Bank shall continue to conduct the business of a national banking association at Home Federal's main office in Rock Hill, South Carolina and at the legally established branches of the Banks and FUNB-SC.

               (B) Rights, Etc. The Continuing Bank shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the banks so merged; and all property, real personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest, of or belonging to or due to each of the banks so merged, shall be taken and deemed to be transferred to and vested in the Continuing Bank without further act or deed, including appointments, designations and nominations and all other rights and interests in any fiduciary capacity; and the title to any real estate or any interest therein, vested in each of such banks, shall not revert or be in any way impaired by reason of the Bank Mergers.

               (C) Liabilities, Etc. The Continuing Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of the banks so merged (including liabilities arising out of the operation of any trust departments). All rights of creditors and obligors and all liens on the property of each of the Banks and FUNB-SC shall be preserved unimpaired.

               (D) Charter; By-Laws; Directors; Officers. The Charter and By-Laws of the Continuing Bank shall be those of FUNB-SC, as in effect immediately prior to the Bank Mergers becoming effective. The directors and officers of FUNB-SC in office immediately prior to the Bank Mergers becoming effective shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified. The directors of the Company Previously Disclosed on Schedule 8.10 and the officers of the Banks who shall be elected as directors and officers of the Continuing Bank shall be elected as such, effective as of the Effective Date.

               (E) Outstanding Stock of the Continuing Bank. The amount of the capital stock of the Continuing Bank shall be not less than $4,575,000 and shall consist of not less than 915,000 issued and outstanding shares of common stock, each of $5.00 par value, and the issued and outstanding shares shall remain issued and outstanding as shares of FUNB-SC, each of $5.00 par value, and the holders thereof shall retain their rights therein.

               (F) Outstanding Stock of the Banks. Promptly after the Bank Mergers becoming effective, the Continuing Corporation shall deliver all of the issued and outstanding shares of the capital stock of the Banks to the Continuing Bank for cancellation.

     1.03. Effective Date. Subject to the conditions to the obligations of the parties to effect the Mergers as set forth in Article VI, the effective date (the "Effective Date") shall be such date as First Union shall notify the Company in writing not less than five days prior thereto, which date shall not be more than 30 days after such conditions have been satisfied or waived in writing. Prior to the Effective Date, FUNC-SC and the Company shall execute and deliver to the Secretary of State of the State of South Carolina, Articles of Merger in accordance with applicable law. The time on the Effective Date at which the Corporate Merger becomes effective is referred to as the "Effective Time."

II.  CONSIDERATION.

     2.01. Corporate Merger Consideration. Subject to the provisions of this Plan, on the Effective Date:

               (A) Outstanding FUNC-SC Common Stock. The shares of FUNC-SC Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, remain as issued and outstanding shares of FUNC-SC Common Stock.

               (B) Outstanding Company Common Stock. Each share (excluding (i) shares ("Dissenters' Shares") that have not been voted in favor of approval of this Plan and with respect to which dissenters' rights have been perfected in accordance with Chapter 13 of the South Carolina Business Corporation Act (the "SCBCA") or (ii) shares held by the Company or any of its subsidiaries or by First Union or any of its subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted ("Excluded Shares")) of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Corporate Merger, automatically and without any action on the part of the holder thereof, become and be converted into the right to receive the number of shares of First Union Common Stock equal to the Exchange Ratio (as hereinafter defined). The "Exchange Ratio" shall be equal (rounded to the nearest one one-thousandth) to: (i) 0.458 if the First Union Price (as defined below) is greater than $42.75 and less than $46.75, (ii) the result obtained by dividing $19.58 by the First Union Price if the First Union Price is $42.75 or less; or (iii) the result obtained by dividing $21.41 by the First Union Price if the First Union
                                   6

     Price is $46.75 or greater. The First Union Price shall be equal to the average of the last reported sale prices per share of First Union Common Stock on the New York Stock Exchange ("NYSE") Composite Transactions reporting system for the ten trading days ending with the trading day immediately prior to the Effective Date (as reported in The Wall Street Journal), subject to possible adjustment as set forth in Section 2.05, and upon any such adjustment any reference in this Plan to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to such Section.

     2.02. Stockholder Rights; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than to receive the consideration provided under this Article II, without interest. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Continuing Corporation of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time.

     2.03. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of First Union Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Corporate Merger; instead, First Union shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share an amount in cash determined by multiplying such fraction by the last sale price of First Union Common Stock on the last trading day prior to the Effective Date, as reported by the NYSE Composite Transactions reporting system (as reported in The Wall Street Journal).

     2.04. Exchange Procedures. First Union will use its best efforts to send or cause to be sent within ten days after the Effective Time, to each former stockholder of the Company of record immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's certificates for Company Common Stock for the consideration set forth in this Article II. The certificates representing the shares of First Union Common Stock into which shares of such stockholder's Company Common Stock are converted on the Effective Date, any fractional share check which such stockholder shall be entitled to receive, and any dividends paid on such shares of First Union Common Stock for which the record date for determination of stockholders entitled to such dividends is on or after the Effective Date, will be delivered to such stockholder only upon delivery to First Union National Bank of North Carolina (the "Exchange Agent") of the certificates representing all of such shares of Company Common Stock (or indemnity satisfactory to First Union and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery. Certificates surrendered for exchange by any person constituting an Affiliate of the Company (as hereinafter defined), shall not be exchanged for certificates representing First Union Common Stock until First Union has received a written agreement from such person as specified in Section 5.10.

     2.05. Anti-Dilution Provisions. In the event First Union changes the number of shares of First Union Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding First Union Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     2.06. Excluded Shares; Dissenters' Shares. Each of the Excluded Shares shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.
Dissenters' Shares shall be purchased and paid for in accordance with Chapter 13 of the SCBCA. If requested by FUNC-SC, to the Effective Time the Company will establish and fund an escrow sufficient to pay for such Dissenters' Shares.

     2.07. Reservation of Right to Revise Transaction. First Union may at any time change the method of effecting the acquisition of the Company and the Banks (including without limitation the provisions of this Article
II) if and to the extent it deems such change to be desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Common Stock as provided for in this Plan, (ii) adversely affect the intended tax-free treatment to the Company's stockholders as a result of receiving such consideration, or (iii) materially impede or delay receipt of any approval referred to in Section 6.02 or the consummation of the transactions contemplated by this Plan.

     2.08. Options. (A) From and after the Effective Time, but subject to Section 2.08 (B), all employee and director stock options to purchase shares of Company Common Stock ("Options"), which are then outstanding and unexercised, shall be converted into and become options with respect to First Union Common Stock, and First Union shall assume each such Option in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Time, (i) each such Option assumed by First Union may be exercised solely for shares of First Union Common Stock, (ii) the number of shares of First Union Common Stock subject to such Option shall be equal to the number of shares of Company Common Stock subject to such Option immediately prior to the Effective Time multiplied by the

Exchange Ratio and rounding down to the
nearest whole share, with cash being paid for any fractional share interest, and (iii) the per share exercise price under each such Option shall be adjusted by dividing the per share exercise price of each such Option by the Exchange Ratio, and rounding up to the nearest cent. The Company represents and warrants that the number of shares of Company Common Stock which are issuable upon exercise of Options as of the date hereof are Previously Disclosed in Schedule 2.08. The terms of each Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to First Union Common Stock subsequent to the Effective Time. It is intended that the foregoing assumption shall be effected in a manner which is consistent with the requirements of Section 424 of the Code (as hereinafter defined), as to any Option that is an "incentive stock option" (as defined in Section 422 of the Code).

               (B) The holders of any Options with an exercise price per share immediately prior to the Effective Time that is less than the First Union Price, may, in lieu of having such Options converted pursuant to
Section 2.08(A) elect (by giving written notice of such election to the Company on or prior to the Effective Date) to receive, in settlement thereof, solely a cash payment in an amount equal to the excess of the First Union Price over the exercise price per share of Company Common Stock covered by the Option, multiplied by the total number of shares of Company Common Stock covered by the Option, without interest. Each Option the holder of which has made such election shall at the Effective Time represent solely the nontransferable right to receive the foregoing cash payment.

III. ACTIONS PENDING CONSUMMATION.

     Without the prior written consent of First Union, each of the Company and the Banks shall conduct its and each of the Company Subsidiaries' business in the ordinary and usual course consistent with past practice and shall use its best efforts to maintain and preserve its and each of the Company Subsidiaries' business organization, employees and advantageous business relationships and retain the services of its and each of the Company Subsidiaries' officers and key employees, and each of the Company and the Banks will not, and will cause each of the Company Subsidiaries not to, agree to:

     3.01. Capital Stock. Except for or as otherwise expressly permitted in or contemplated by this Plan or the Stock Option Agreement or as Previously Disclosed in Schedule 4.01(C), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of the Company or the Company Subsidiaries, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of Company Common Stock to become subject to grants of employee stock options, stock appreciation rights or similar stock based employee compensation rights.

     3.02. Dividends, Etc. Make, declare or pay any dividend on or in respect of (other than dividends payable on Company Common Stock at a quarterly rate not to exceed $0.05 per share, and dividends from Company Subsidiaries to the Company or the Banks, as applicable), or declare or make any distribution on, or directly or indirectly combine, split, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Plan or the Stock Option Agreement, authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto.

     3.03. Indebtedness; Liabilities; Etc. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become liable for the obligations of any other individual, corporation or other entity.

     3.04. Line of Business; Operating Procedures; Etc. Except as may be directed by any regulatory agency, (i) change its lending, investment, liability management or other material banking policies in any material respect, except such changes as are in accordance and in an effort to comply with Section 5.11, or (ii) commit to incur any further capital expenditures beyond those Previously Disclosed in Schedule 3.04 other than in the ordinary course of business and not exceeding $100,000 individually or $500,000 in the aggregate.

     3.05. Liens. Impose, or suffer the imposition, on any shares of capital stock of any of the Company Subsidiaries, or on any of its or the Company Subsidiaries' other assets, any Liens (as hereinafter defined), other than Liens on such other assets that, individually or in the aggregate, do not and are not reasonably likely to have a Material Adverse Effect (as hereinafter defined) on the Company, or permit any such Lien to exist.

     3.06. Compensation; Employment Agreements; Etc. Except as Previously Disclosed in Schedule 3.06 or Schedule 8.10, enter into or amend (except as required by law or applicable regulations and after notice to First Union) any employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.

     3.07. Benefit Plans. Except as Previously Disclosed in Schedule 3.07, enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including without limitation taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

     3.08. Continuance of Business. Dispose of or discontinue any portion of its assets, business or properties, which is material to the Company and the Company Subsidiaries taken as a whole, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity which is material to the Company and the Company Subsidiaries taken as a whole (except foreclosures or acquisitions by the Bank in a fiduciary capacity, in each case in the ordinary course of business consistent with past practice).

     3.09. Amendments. Except as required by law or applicable regulations with respect to the Banks and after notice to First Union, amend its Articles of Incorporation, Charter or By-laws.

     3.10. Claims. Settle any claim, action or proceeding involving any liability for material money damages or restrictions upon the operations of the Company or any Company Subsidiary.

     3.11. Contracts. Except as Previously Disclosed on Schedule 3.11, enter into, terminate or make any material change in any material contract, agreement or lease, except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on not more than 60 days prior written notice.

IV.  REPRESENTATIONS AND WARRANTIES.

     4.01. Representations and Warranties of the Company and the Banks. Each of the Company and the Banks hereby represents and warrants to First Union, FUNC-SC and FUNB-SC as follows:

          (A)  Recitals.  The facts set forth in the Recitals (A), (B),
(C), (G), (H) and (I) of this Plan with respect to it are true and correct.

          (B) Organization, Standing and Authority. It is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company. Each of the Company and the Company Subsidiaries has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company.

          (C) Shares. The outstanding shares of it are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights. Except as described in Recitals (A), (B) and (C) of this Plan and as Previously Disclosed in Schedule 4.01(C) and except as provided under the Stock Option Agreement, there are no shares of capital stock or other equity securities of the Company or the Banks outstanding and no outstanding Rights with respect thereto.

          (D) Company Subsidiaries. The Company has Previously Disclosed in Schedule 4.01(D) a list of all the Company Subsidiaries. Each of the Company Subsidiaries that is a savings bank is an "insured depository institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. No equity securities of any of the Company Subsidiaries are or may become required to be issued (other than to the Company or a wholly-owned Company Subsidiary) by reason of any Rights with respect thereto. There are no contracts, commitments, understandings or arrangements by which any of the Company Subsidiaries is or may be bound to sell or otherwise issue any shares of its capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of the Company or the Banks, as applicable, to vote or to dispose of such shares. All of the shares of capital stock of each Company Subsidiary held by the Company or a Company Subsidiary are fully paid and nonassessable and are owned by the Company or a Company Subsidiary free and clear of any Liens. Each Company Subsidiary is in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company. Except as Previously Disclosed in Schedule 4.01(D), the Company does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization (a "Business Entity"). The deposits of the Banks are insured by the Savings Association Insurance Fund (the "SAIF") of the Federal Deposit Insurance Corporation (the "FDIC"). The Banks are members of the Federal Home Loan Bank of Atlanta (the "FHL Bank"). The term "Company Subsidiary" means any
Business Entity (including the Banks), five percent or more of the equity interests of which are owned directly or indirectly by the Company.

          (E) Corporate Power. It and each of the Company Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its material properties and assets.

          (F) Corporate Authority. Subject to any necessary receipt of approval by its stockholders referred to in Section 6.01, each of this Plan and, as to the Company, the Stock Option Agreement, has been authorized by all necessary corporate action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (G) No Defaults. Subject to the approval by its stockholders referred to in Section 6.01, the required regulatory approvals referred to in Section 6.02 , and the required filings under federal and state securities laws, and except as Previously Disclosed in Schedule 4.01(G), the execution, delivery and performance of this Plan and, as to the Company, the Stock Option Agreement, and the consummation by it of the transactions contemplated hereby and thereby, does not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of the Company Subsidiaries or to which it or any of the Company Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company, (ii) constitute a breach or violation of, or a default under, its Articles of Incorporation, Charter or By-laws, or
(iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

          (H)  Financial Reports.  Except as Previously Disclosed in
Schedule 4.01(H), (i) as to the Company, its Annual Report on Form 10-K for the fiscal year ended March 31, 1994, and all other documents filed or to be filed subsequent to March 31, 1994 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), in the form filed with the Securities and Exchange Commission (the "SEC") (in each such case, the "Company Financial Reports"), and (ii) as to each of the Banks, its Thrift Financial Report for the fiscal year ended March 31, 1994, and all other Thrift Financial Reports filed or to be filed subsequent to March 31, 1994, in the form filed with the Office of Thrift Supervision (the "OTS") (in each case as to each of the Banks, the "Bank Financial Reports" and together with the Company Financial Reports, the "Company/Bank Financial Reports") did not and will not as of their respective dates contain any untrue statement of a material fact or, as to the Company Financial Reports, omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Company/Bank Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the Company/Bank Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

          (I) Absence of Undisclosed Liabilities. None of the Company or the Company Subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, except as reflected in the Company Financial Reports prior to the date of this Plan.

          (J) No Events. Except as Previously Disclosed on Schedule 4.01(J), no events have occurred, or circumstances have arisen, since September 30, 1994, which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on the Company.

          (K) Properties. Except as reserved against in the Company Financial Reports and except for those properties and assets that have been sold or otherwise disposed of in the ordinary course of business, the Company and the Company Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, security interests, restrictions (including restrictions on voting rights or rights of disposition), defaults or equities of any character or claims or third party rights of whatever nature (collectively "Liens"), to all of the properties and assets, tangible and intangible, reflected in the Company
Financial Reports as being owned by the Company or the Company Subsidiaries as of the dates thereof, other than those Liens that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company. All buildings and all material fixtures, equipment, and other property and assets which are held under leases or subleases by any of the Company or the Company Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company.

          (L) Litigation; Regulatory Action. Except as Previously Disclosed in Schedule 4.01(L), no litigation, proceeding or controversy before any court or governmental agency is pending which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company or which alleges claims under any fair lending law or other law relating to discrimination, including, without limitation, the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in Schedule 4.01(L), neither it nor any of the Company Subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (together with any and all agencies or departments of federal, state or local government (including, without limitation, the OTS, the FHL Bank, the Federal Reserve Board, the FDIC and any other federal or state bank, thrift or other financial institution, insurance or securities regulatory authorities (including the SEC), the "Regulatory Authorities")) and neither it nor any of the Company Subsidiaries has been advised by any of the Regulatory Authorities that any such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

          (M)  Compliance with Laws.  Except as Previously Disclosed in
Schedule 4.01(M), each of the Company and the Company Subsidiaries:

          (1) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to conduct its business as presently conducted and that are material to the business of the Company and the Company Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

          (2) has received no notification or communication from any Regulatory Authority or the staff thereof (i) asserting that any of the Company or the Company Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, (ii) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, or (iii) requiring any of the Company or the Company Subsidiaries (or any of their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any material resolution or policy);

          (3) is "well capitalized" as defined in 12 CFR (section mark)564.4 and is not in "troubled condition" as defined in 12 CFR
     (section mark)574.9; and

          (4) is in compliance in all material respects with the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act and similar federal and state laws and regulations.

     (N) Material Contracts. Except as Previously Disclosed in Schedule 4.01(N), none of the Company or the Company Subsidiaries, nor any of its respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, any contract or agreement or amendment thereto that in each case is required to be filed as an exhibit to a Form 10-K filed by the Company that has not been filed as an exhibit to the Company's Form 10-K filed for the fiscal year ended March 31, 1994, or which provides for annual payments of $75,000 or more. True and correct copies of such contracts or agreements or amendments thereto have been supplied to First Union. None of the Company or the Company Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected, or under which it or any of its respective assets, business or operations receives benefits, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on the Company, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as Previously Disclosed in Schedule 4.01(N), neither the Company nor any Company Subsidiary is subject to or bound by any contract containing covenants which limit the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or which involve any restriction of geographical area in which, or method by which, the Company or any Company Subsidiary may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

     (O) Reports. Since January 1, 1992, each of the Company and the Company Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, (ii) the FDIC, the OTS, the FHL Bank and the FHL Bank System, and (iii) any other applicable Regulatory Authorities. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Plan with respect to reports and documents filed before the date of this Plan), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or, as to reports and statements filed with the SEC, omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

          (P) No Brokers. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment, excluding a fee previously disclosed to First Union to be paid to Wheat First Securities.

          (Q)  Employee Benefit Plans.

               (1) Schedule 4.01(Q) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable "change of control" or similar provisions in any plan, contract or arrangement maintained or contributed to by it or any of the Company Subsidiaries for the benefit of employees, former employees, directors, former directors or their beneficiaries (the "Compensation and Benefit Plans"). True and complete copies of all Compensation and Benefit Plans, including, but not limited to, any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto have been supplied to First Union.

               (2)  All "employee benefit plans" within the meaning of
     Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), other than "multiemployer plans" within the meaning of Section 3(37) of ERISA ("Multiemployer Plans"), covering employees or former employees of it and the Company Subsidiaries (the "ERISA Plans"), to the extent subject to ERISA, are in substantial
     compliance with ERISA.   Except as Previously Disclosed in Schedule
     4.01(Q) each ERISA Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Neither it nor any of the Company Subsidiaries has engaged in a transaction with respect to any ERISA Plan that would subject it or any of the Company Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

              (3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any of the Company Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with it under Section 4001(a)(15) of ERISA or Section 414 of the Code (an "ERISA Affiliate"). Neither it nor any of the Company Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension

     Plan or by any ERISA
     Affiliate within the past 12-month period.

               (4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of
     Section 412 of the Code or Section 302 of ERISA. Neither it nor any of the Company Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

               (5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

               (6) Neither it nor any of the Company Subsidiaries has any obligations for retiree health and life benefits under any plan, except as set forth in Schedule 4.01(Q). There are no restrictions on the rights of it or any of the Company Subsidiaries to amend or terminate any such plan without incurring any liability thereunder.

              (7) Except as Previously Disclosed in Schedule 4.01(Q), neither the execution and delivery of this Plan nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of it or any of the Company Subsidiaries under any Compensation and Benefit Plan or otherwise from it or any of the Company Subsidiaries, (ii) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

          (R) No Knowledge. It knows of no reason why the regulatory approvals referred to in Section 6.02 should not be obtained.

          (S) Labor Agreements. Neither it nor any of the Company Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of the Company Subsidiaries the subject of a proceeding asserting that it or any such subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of the Company Subsidiaries, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its or any of the Company Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

          (T)  Asset Classification.  It has Previously Disclosed in
Schedule 4.01(T) a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit or other assets of the Company and the Company Subsidiaries that have been classified by it as of January 31, 1995 (the "Asset Classification"); and no amounts of loans, extensions of credit or other assets that have been classified as of January 31, 1995 by any regulatory examiner as "Other Loans Specially Mentioned", "Substandard", "Doubtful", "Loss", or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by the Company or a Company Subsidiary prior to January 31, 1995.

          (U) Allowance for Possible Loan Losses. The allowance for possible loan losses shown on the consolidated balance sheets of the Company included in the December 31, 1994 Company Financial Reports was, and the allowance for possible loan losses to be shown on subsequent Company Financial Reports, will be, adequate, in the opinion of the Board of Directors and management of the Company, determined in accordance with generally accepted accounting principles, to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof.

          (V) Insurance. Each of Company and the Company Subsidiaries has taken all requisite action (including without limitation the making of claims and the giving of notices) pursuant to its directors' and officers' liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters (other than matters arising in connection with this Plan and the transactions contemplated hereby) that are known to it, except for such matters which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on the Company. Set forth in Schedule 4.01(V) is a list of all insurance policies maintained by or for the benefit of the Company or the Company Subsidiaries or their directors, officers, employees or agents.

          (W) Affiliates. Except as Previously Disclosed in Schedule 4.01(W), there is no person who, as of the date of this Plan, may be deemed to be an "affiliate" of the Company as that term is used in Rule 145 under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act").

          (X) State Takeover Laws; Articles of Incorporation. It has taken all necessary action (including the adoption of an amendment to the Bylaws)
 to exempt this Plan and, as to the Company, the Stock Option Agreement, and the transactions contemplated hereby and thereby from, and this Plan, the Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, (i) any applicable state takeover laws, including, without limitation, the South Carolina Business Control Share Acquisitions
Law (South Carolina Code (section mark) 35-2-104 et seq) and the South Carolina Business. Combination Law (South Carolina Code
(section mark)(section mark) 35-2-201 et seq.) and
(ii) any supermajority provisions, or other provisions imposing special conditions on business combinations contained in the Company's Articles of Incorporation and Bylaws.

          (Y) No Further Action. It has taken all action so that the entering into of this Plan and, as to the Company, the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby (including without limitation the Mergers and the exercise of the Option (as defined in the Stock Option Agreement)) or any other action or combination of actions, or any other transactions, contemplated hereby or thereby do not and will not (i) require a vote of stockholders (other than a vote of the holders of two-thirds of the outstanding shares of Company Common Stock and the approval of the Company in its capacity as sole stockholder of each of the Banks, which approval has been given), or (ii) result in the grant of any rights to any person under the Articles of Incorporation, Charter or By-laws of the Company or any Company Subsidiary or under any agreement to which the Company or any of the Company Subsidiaries is a party, or (iii) restrict or impair in any way the ability of First Union, FUNC-SC or FUNB-SC to exercise the rights granted hereunder or, as to First Union, under the Stock Option Agreement.

          (Z)  Environmental Matters.

               (1) To its knowledge, it and each of the Company Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties (each as defined below) are, and have been, in compliance with all Environmental Laws (as defined below), except for instances of noncompliance which are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company.

               (2) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which it or any of the Company Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material (as defined below), whether or not occurring at or on a site owned, leased or operated by it or any of the Company Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

               (3) There is no proceeding pending or, to its knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or it or any of the Company Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party
     (i) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (ii) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

               (4) To its knowledge, during the period of (i) its or any of the Company Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the Company Subsidiaries' participation in the management of any Participation Facility, or (iii) its or any of the Company Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

               (5) To its knowledge, prior to the period of (i) its or any of the Company Subsidiaries' ownership or operation of any of their respective current properties, (ii) its or any of the Company Subsidiaries' participation in the management of any Participation
     Facility, or (iii) its or any of the Company Subsidiaries' holding of a security or other interest in a Loan/Fiduciary Property, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or have been Previously Disclosed in Schedule 4.01(Z).

               (6)  The following definitions apply for purposes of this
     Section 4.01(Z): "Loan/Fiduciary Property" means any property owned or controlled by it or any of the Company Subsidiaries or in which it or any of the Company Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where Company or any of the Company Subsidiaries constitutes the owner or operator of such property, but only with respect to such property; "Participation Facility" means any facility in which it or any of the Company Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property; "Environmental Law" means (i) any federal, state and local law, statute, ordinance, rule, regulation, code, license, permit, approval, order, judgment, decree, injunction, or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect and includes, without limitation, the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, each as amended and as now in effect, and (ii) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; "Hazardous
     Material" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or quantity, and includes, without limitation, any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

               (7) For purposes of this Section 4.01(Z), the term "knowledge" means that of the directors and officers of the Company and the Company Subsidiaries and includes their actual knowledge as well as that which could have been obtained by a reasonable person in the exercise of reasonable inquiry; provided, however, this shall not be construed to require a Phase I environmental study.

          (AA) Option Shares. As to the Company, the Option Shares (as defined in the Stock Option Agreement), when issued upon exercise of the Option in accordance with the terms thereof, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

          (BB) Taxes.  Except as Previously Disclosed in Schedule 4.01(BB),
(i) all reports and returns with respect to Taxes (as defined below) and tax related information reporting requirements that are required to be filed by or with respect to it or the Company Subsidiaries, including without limitation consolidated federal income tax returns of it and the Company Subsidiaries (collectively, the "Company Tax Returns"), have been duly filed, or requests for extensions have been timely filed and have not expired, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on the Company, and such Company Tax Returns were true, complete and accurate in all material respects, (ii) all taxes (which shall mean federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, premium, recording, documentary, transfer, back-up withholding or similar taxes, together with any interest, additions, or penalties with respect thereto imposed on the income, properties or operations of it or the Company Subsidiaries, together with any interest in respect of such additions or penalties, collectively the "Taxes") shown to be due on the Company Tax Returns or otherwise imposed on the income, properties or operations of the Company or Company Subsidiaries have been paid in full, (iii) the Company Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such

Company Tax Returns were
required to be filed has expired, (iv) all Taxes due with respect to completed and settled examinations have been paid in full, (v) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Company Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on the Company, except as reserved against in the Company Financial Reports filed prior to the date of this Plan, and
(vi) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of it or the Company Subsidiaries.

          (CC) Accuracy of Information. The statements with respect to the Company and the Company Subsidiaries contained in this Plan, the Stock Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of it pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

          (DD) Derivatives Contracts; Structural Notes; Etc. None of the Company or the Company Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract not included on the balance sheet which is a derivative contract (including various combinations thereof) (each a "Derivatives Contract") or owns securities that are referred to as "structured notes", "high risk mortgage derivatives", "capped floating rate notes," or "capped floating rate mortgage derivatives," except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business and Previously Disclosed in Schedule 4.01(DD), including a list, as applicable, of any Company or Company Subsidiary assets pledged as security for each such instrument.

          (EE) Accounting Controls. Each of the Company and the Company Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances, in the judgment of the Board of Directors of the Company, that (i) all material transactions are executed in accordance with management's general or specific authorization; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with generally accepted accounting principles consistently applied with respect to thrift or any other criteria applicable to such statements, (iii) access to the material property and assets of the Company and the Company Subsidiaries is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

          (FF) Commitments and Contracts. Neither the Company nor any Company Subsidiary is a party or subject to any of the following (whether written or oral, express or implied):

               (1) except as Previously Disclosed in Schedule 4.01(FF), any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee (other than those which are terminable at will by the Company or such Company Subsidiary without any obligation on the part of the Company or such Company Subsidiary to make any payment in connection with such termination);

               (2) except as Previously Disclosed in Schedule 4.01(FF), any real property lease with annual rental payments aggregating $50,000 or more; or

               (3) except as Previously Disclosed in Schedule 4.01(FF), any material contract with any Affiliate.

          4.02.     First Union, FUNC-SC and FUNB-SC   Representations and
Warranties. Each of First Union, FUNC-SC and FUNB-SC hereby represents and warrants to the Company and the Banks, as follows:

          (A)  Recitals.  The facts set forth in the Recitals (D), (E),
(F), (G) and (I) of this Plan with respect to it are true and correct.

          (B) Corporate Authority. Subject to the required regulatory approvals referred to in Section 6.02, each of this Plan and, in the case of First Union, the Stock Option Agreement, has been authorized by all necessary corporate action of it and is a valid and binding agreement of it enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency and other similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

          (C) No Defaults. Subject to the required regulatory approvals referred to in Section 6.02, and, in the case of First Union, Section 3 of the Stock Option Agreement, and the required filings under federal and state securities' laws, the execution, delivery and performance of this Plan and (in the case of First Union) the Stock Option Agreement, and the consummation of the transactions contemplated hereby and thereby by it, do not and will not (i) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of it or of any of its subsidiaries or to which it or any of its subsidiaries or properties is subject or bound, which breach, violation or default is reasonably likely to have a Material Adverse Effect on First Union, (ii) constitute a breach or violation of, or a default under, its Articles of Incorporation, Charter or Bylaws, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, or the consent or approval of any other party to any such agreement, indenture or instrument other than such consent or approval, which if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.

          (D) Financial Reports. In the case of First Union, its Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and all other documents filed or to be filed subsequent to December 31, 1993 under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (in each such case, the "First Union Financial Reports"), did not and will not as of their respective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the First Union Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the First Union Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

          (E) No Events. No events have occurred, or circumstances have arisen, since September 30, 1994, which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on First Union.

          (F) No Brokers. All negotiations relative to this Plan and the transactions contemplated hereby have been carried on by it directly with the other parties hereto and no action has been taken by it that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment.

          (G) No Knowledge. It knows of no reason why the regulatory approvals referred to in Section 6.02 should not be obtained without the imposition of any condition of the type referred to in the proviso following such Section 6.02.

          (H) Shares Authorized. In the case of First Union, the shares of First Union Common Stock to be issued (i) in exchange for shares of Company Common Stock upon consummation of the Corporate Merger in accordance with Article II of this Plan, and (ii) upon exercise of outstanding Options pursuant to Section 2.08, have been duly authorized and, when issued in accordance with the terms of this Plan, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

          (I) Organization, Standing and Authority. It is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union. Each of First Union and its subsidiaries has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union.

          (J) Corporate Power. First Union, FUNC-SC and FUNB-SC each has the corporate power and authority to carry on its business as it is now being conducted and to own or lease all its material properties and assets.

          (K) Accuracy of Information. The statements with respect to First Union, FUNC-SC and FUNB-SC contained in this Plan, the Stock Option Agreement, the Schedules and any other written documents executed and delivered by or on behalf of First Union, FUNC-SC or FUNB-SC pursuant to the terms of this Plan are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

          (L) Litigation; Regulatory Action. Neither First Union nor any of its subsidiaries as a party to any litigation, proceeding or controversy before any court or governmental agency is pending which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on First Union and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and neither it nor any of its subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is the subject of any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Regulatory Authorities, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on First Union and neither it nor any of its subsidiaries has been advised by any Regulatory Authorities that any such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

V.   COVENANTS.

     Each of the Company and the Banks hereby covenants to First Union, FUNC-SC and FUNB-SC, and each of First Union, FUNC-SC and FUNB-SC hereby covenants to the Company and the Banks, that:

     5.01. Best Efforts. Subject to the terms and conditions of this Plan and to the exercise by its Board of Directors, as applicable, of such Board's fiduciary duties established under applicable law, it shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers on the Effective Date and to otherwise enable consummation of the transactions contemplated hereby and (in the case of the Company and First Union) by the Stock Option Agreement and shall cooperate fully with the other parties hereto to that end (it being understood that any amendments to the Registration Statement (as hereinafter defined) or a resolicitation of proxies as a consequence of an acquisition agreement by First Union or any of its subsidiaries shall not violate this covenant).

     5.02. Company Proxy. In the case of the Company, it shall promptly prepare a proxy statement (the "Proxy Statement") to be mailed to the holders of Company Common Stock in connection with the transactions contemplated hereby and to be filed by First Union in a registration statement (the "Registration Statement") with the SEC as provided in
Section 5.08, which shall conform to all applicable legal requirements and it shall call a special meeting (the "Meeting") of the holders of Company Common Stock to be held as soon as practicable for purposes of voting upon the approval of this Plan and the Company shall use its best efforts to solicit and obtain votes of the holders of Company Common Stock in favor of the approval of this Plan, and, subject to the exercise of its fiduciary duties under applicable law (based upon the written advice of outside counsel), the Board of Directors of the Company shall recommend approval of this Plan by such holders.

     5.03. Registration Statement Compliance with Securities Laws. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of the Company relating to the Company or the Company Subsidiaries and by or on behalf of First Union relating to First Union or its subsidiaries, (i) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

     5.04. Registration Statement Effectiveness. First Union will advise the Company, promptly after First Union receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the First Union Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     5.05.     Press Releases.   Neither the Company nor the Banks will,
without the prior approval of First Union (which approval shall not be unreasonably withheld or delayed), and neither First Union, FUNC-SC nor FUNB-SC will, without the prior approval of the Company (which approval shall not be unreasonably withheld or delayed), issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by law, in the opinion of its Board of Directors based upon advice of outside counsel.

     5.06. Access; Information. (1) Upon reasonable notice, the Company and the Banks shall afford First Union and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period prior to the Effective Date, to all of its and the Company Subsidiaries' properties, books, contracts, data processing system files, commitments and records and, during such period, the Company and the Banks shall furnish promptly to First

Union (i) a copy
of each material report, schedule and other document filed by the Company and the Company Subsidiaries with any Regulatory Authority, and (ii) all other information concerning the business, properties and personnel of the Company and the Company Subsidiaries as First Union may reasonably request, provided that no investigation pursuant to this Section 5.06 shall affect or be deemed to modify or waive any representation or warranty made by the Company or the Banks or the conditions to the obligations of the Company and the Banks to consummate the transactions contemplated by this Plan; and
(2) First Union will not use any information obtained pursuant to this
Section 5.06 for any purpose unrelated to the consummation of the transactions contemplated by this Plan and, if this Plan is terminated, will hold all information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.06) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by First Union or as it is advised by counsel in writing that any such information or document is required by law or applicable published stock exchange rule to be disclosed, and in the event of the termination of this Plan, First Union will, upon request by the Company, deliver to the Company all documents so obtained by First Union or destroy such documents and, in the case of destruction, will certify such fact to the Company.

     5.07. Acquisition Proposals. In the case of the Company, without the prior written consent of First Union, it shall not, and it shall cause the Company Subsidiaries not to, solicit or encourage inquiries or proposals with respect to, or, except as required by the fiduciary duties of the Board of Directors of the Company under applicable law (as advised in writing by its outside counsel), furnish any nonpublic information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, the Company or any of the Company Subsidiaries or any merger or other business combination with the Company or any of the Company Subsidiaries other than as contemplated by this Plan; it shall instruct its and the Company Subsidiaries' officers, directors, agents, advisors and affiliates to refrain from doing any of the foregoing; and it shall notify First Union immediately if any such inquiries or proposals are received by, or any such negotiations or discussions are sought to be initiated with, the Company or any of the Company Subsidiaries.

     5.08. Registration Statement Preparation. In the case of First Union, it shall, as promptly as practicable following the date of this Plan, prepare and file the Registration Statement with the SEC, and First Union shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof.

     5.09. Blue-Sky Filings. In the case of First Union, it shall use its best efforts to obtain all necessary state securities laws or "blue sky" permits and approvals, provided that First Union shall not be required by virtue thereof to submit to general jurisdiction in any state.

     5.10. Affiliate Agreements. In the case of the Company, it will cause each person who is an "affiliate" of the Company for purposes of Rule 145 under the Securities Act (each an "Affiliate") to execute and deliver to First Union on or before the mailing of the Proxy Statement for the Meeting an agreement in the form attached hereto as Exhibit B restricting the disposition of the shares of First Union Common Stock to be received by such person in exchange for such person's shares of Company Common Stock. Previosly Disclosed on Schedule 5.10 is a list of Affiliates as of the date hereof.

     5.11. Certain Policies of the Company and the Banks. In the case of each of the Company and the Banks, it shall use its best efforts to (i) modify and change its loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves), and (ii) generally conform its operating, lending and compliance policies and procedures, prior to the Effective Date, so as to be consistent on a mutually satisfactory basis with those of First Union and generally accepted accounting principles and applicable law; provided, however, the Company and the Banks shall not be required to take any such action set forth in (i) above until all required regulatory approvals set forth in Section 6.02 shall have been obtained and the Company and the Banks shall be reasonably satisfied that the Mergers will be promptly consummated in accordance with this Plan. The Company's and the Banks' representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 5.11.

     5.12. State Takeover Law. In the case of the Company, it shall not take any action that would cause the transactions contemplated by this Plan or the Stock Option Agreement to be subject to any applicable state takeover statute and the Company shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Plan and the Stock Option Agreement from any applicable state takeover law, as now or hereafter in effect. In the case of First Union, it shall not intentionally take any action that could cause the transactions contemplated by this Plan or the Stock Option Agreement to be subject to any applicable state takeover statutes.

     5.13. No Rights Triggered. In the case of the Company, it shall take all necessary steps to ensure that the entering into of this Plan and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby (including without limitation the Mergers and the exercise of the Option) and any other action or combination of actions, or any other transactions contemplated hereby or thereby do not and will not, except as Previously Disclosed on Schedule 5.13, (i) result in the grant of any rights to any person under the Articles of Incorporation or Bylaws of the Company or under any agreement to which the Company or any of the Company Subsidiaries is a party, or (ii) restrict or impair in any way the ability of First Union, FUNC-SC or FUNB-SC to exercise the rights granted hereunder or, as to First Union, under the Stock Option Agreement.




     5.14. Shares Listed. In the case of First Union, it shall use its best efforts to list, prior to the Effective Date, on the NYSE, upon official notice of issuance, the shares of First Union Common Stock to be issued to the holders of Company Common Stock and the outstanding Options referred to in Section 2.08, pursuant to this Plan.

     5.15. Regulatory Applications. In the case of First Union, FUNC-SC and FUNB-SC, (i) it shall promptly prepare, and will use its best efforts to submit within 15 days after receipt of all necessary information from the Company and the Banks, applications to the OCC and the Federal Reserve Board and all other appropriate Regulatory Authorities for approval of the Mergers, (after having submitted drafts of such applications to counsel for the Company) and (ii) promptly make all other appropriate filings to secure all other approvals, consents and rulings which are necessary for the consummation of the Mergers by First Union, FUNC-SC and FUNB-SC.(after having advised counsel to the Company as to the nature of such filings).

     5.16 Regulatory Divestitures. In the case of the Company, effective on or before the Effective Date (to the extent required by any Regulatory Authority), the Company and the Company Subsidiaries shall cease engaging in such activities as First Union shall advise the Company in writing are not permitted to be engaged in by First Union under applicable law following the Effective Date and, to the extent required by any Regulatory Authority as a conditional approval of the transactions contemplated by this Plan, the Company shall divest any Company Subsidiary engaged in activities or holding assets that are impermissible for a bank holding company, on terms and conditions agreed to by First Union.

     5.17      Indemnification.

     (A) For six years after the Effective Date, First Union shall, and shall cause the Continuing Corporation to, indemnify, defend and hold harmless the present and former directors, officers and employees of the Company and the Company

Subsidiaries (each, an "Indemnified Party") against all liabilities arising out of actions or omissions occurring at or prior to the Effective Date (including, without limitation, the transactions contemplated by this Plan and the Stock Option Agreement) to the extent such persons are indemnified under the SCBCA and the Company's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any litigation.

     (B) First Union shall use its reasonable best efforts to maintain the Company's existing directors' and officers' liability insurance policy (or a policy, including First Union's existing policy, providing comparable coverage amount on terms no less favorable) covering persons who are currently covered by such insurance for a period of three years after the Effective Date; provided, that First Union shall not be obligated to make a premium payment in respect of such policy (or replacement policy) which exceeds, for the portion related to the Company's directors and officers, 150% of the annual premium payment on the Company's current policy in effect as of the date of this Plan; provided, further, that if such coverage can only be obtained upon the payment of a premium in excess of 150% of the annual premium payment of the Company's current policy, First Union shall obtain such coverage as can reasonably be obtained by paying a premium of 150% of the annual premium payment of the Company's current policy in effect as of the date of this Plan.

     (C) Any Indemnified Party wishing to claim indemnification under subsection (A) of this Section 5.17, upon learning of such claim, action, suit, proceeding or investigation, shall promptly notify First Union thereof; provided, that the failure so to notify shall not affect the obligations of First Union and the Continuing Corporation under subsection
(A) of this Section 5.17 (unless such failure materially increases First Union's liability under such subsection (A)). In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Date), (i) First Union or the Continuing Corporation shall have the right to assume the defense thereof, if it so elects, and First Union or the Continuing Corporation shall pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that First Union shall be obligated pursuant to this subsection (C) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction for any single action, suit or proceeding or any group of actions, suits or proceedings arising out of or related to a common body of facts, (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) First Union shall not be liable for any settlement effected without its prior written consent.

     (D) If First Union or the Continuing Corporation or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of First Union or the Continuing Corporation shall assume the obligations set forth in this Section 5.17.

     (E) First Union shall pay, or cause the Continuing Corporation to pay, all reasonable expenses, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.17. The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Articles of Incorporation or By-laws of the Company, under the South Carolina Business Corporation Act or otherwise.

     5.18      Current Information.

     (A) During the period from the date of this Plan to the Effective Date, each of the Company, the Banks and First Union shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

     (B)  The Company and the Banks shall promptly notify First Union of
(i) any material change in the business or operations of the Company or any Company Subsidiary, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to the Company or any Company Subsidiary, (iii) the institution or the threat of material litigation involving or relating to the Company or any Company Subsidiary, or (iv) any event or condition that might be reasonably expected to cause any of the Company's or the Banks' representations or warranties set forth herein not to be true and correct in all as of the Effective Time (except to the extent contemplated by Section 6.08) or prevent the Company or the Banks from fulfilling its or their obligations hereunder; and in each case shall keep FUNB-SC informed with respect thereto.

     (C) First Union shall (i) promptly notify the Company of any event or condition that might reasonably be expected to cause any of First Union's, FUNC-SC's or FUNB-SC's representations or warranties set forth herein not to be true and correct as of the Effective Date (except to the extent contemplated by Section 6.07), and (ii) notify the Company immediately of any denial of any application filed by First Union, FUNC-SC or FUNB-SC with any Regulatory Authority with respect to this Plan, and in each case shall keep the Company and the Banks informed with respect thereto.

     VI. CONDITIONS TO CONSUMMATION OF THE MERGERS.

     Consummation of the Mergers is conditioned upon:

     6.01. Shareholder Vote. Approval of this Plan by the requisite vote of the stockholders of the Company.

     6.02. Regulatory Approvals. Procurement by First Union, FUNC-SC and FUNB-SC, as applicable, of all required regulatory consents and approvals by the appropriate Regulatory Authorities and the expiration of the statutory waiting period relating thereto; provided, however, that no such approval or consent shall have imposed any condition or requirement which, in the reasonable opinion of First Union, would so materially and adversely impact the economic or business benefits to First Union of the transactions contemplated by this Plan so as to render inadvisable the consummation of the Mergers; and provided, further, that no condition or requirement which does no more than subject FUNB-SC or First Union to legal requirements generally applicable to a bank holding company under the BHC Act or savings and loan holding company under HOLA as a matter of law shall be deemed to affect materially and adversely the economic or business benefits of the transactions contemplated by this Plan;

     6.03. No Injunction. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated hereby.

     6.04. Accountants' Letters. The Company shall cause KPMG Peat Marwick, LLP to deliver to First Union, FUNC-SC and FUNB-SC letters, dated the date of or shortly prior to (i) the mailing of the Proxy Statement, and
(ii) the Effective Date, in form and substance satisfactory to First Union, with respect to the Company's consolidated financial position and results of operations, which letters shall be based upon "agreed upon procedures" undertaken by such firm in accordance with the Statement on Financial Accounting Standards No. 72.

     6.05. Legal Opinion. The Company and the Banks shall have received an opinion, dated the Effective Date, of Marion A. Cowell, Jr., counsel for First Union, FUNC-SC and FUNB-SC in form reasonably satisfactory to the Company and the Banks, which shall cover the matters contained in Exhibit C hereto.

     6.06. Legal Opinion. First Union, FUNC-SC and FUNB-SC shall have received an opinion, dated the Effective Date, of Breyer & Aguggia, special counsel for the Company and the Banks, and South Carolina counsel for the Company and the Banks reasonably acceptable to First Union, each in form reasonably satisfactory to First Union, FUNC-SC and FUNB-SC which together shall cover the matters contained in Exhibit D hereto.

     6.07. Officers' Certificate. (i) Each of the representations and warranties contained herein of First Union, FUNC-SC and FUNB-SC shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, and (ii) each and all of the agreements and covenants of First Union, FUNC-SC and FUNB-SC to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and the Company and the Banks shall have received a certificate signed by an executive officer of each of First Union, FUNC-SC and FUNB-SC, dated the Effective Date, to such effect.

     6.08. Officers' Certificate. (i) Each of the representations and warranties contained herein of the Company and the Banks shall be true and correct as of the date of this Plan and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties made as of a specified date, which shall be true and correct as of such date and except as otherwise provided in Section 5.11, and (ii) each and all of the agreements and covenants of the Company and the Banks to be performed and complied with pursuant to this Plan on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and First Union, FUNC-SC and FUNB-SC shall have received a certificate signed by the Chief Executive Officers and the Chief Financial Officers of the Company and each of the Banks, dated the Effective Date, to such effect.

     6.09. Effective Registration Statement. The Registration Statement shall have become effective and no stop or other order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

     6.10. Blue-Sky Permits. First Union shall have received all state securities laws and "blue sky" permits necessary to consummate the Corporate Merger.

     6.11. Tax Opinion. First Union and the Company shall have received an opinion from Sullivan & Cromwell to the effect that (i) the Corporate Merger constitutes a reorganization under Section 368 of the Code, and (ii) no gain or loss will be recognized by stockholders of the Company who receive shares of First Union Common Stock in exchange for their shares of Company Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests, and, in rendering their opinion, Sullivan & Cromwell may require and rely upon representations and agreements contained in documents executed by officers of First Union, the Company and others.

     6.12. NYSE Listing. The shares of First Union Common Stock issuable pursuant to this Plan shall have been approved for listing on the NYSE, subject to official notice of issuance.

     6.13. Receipt of Affiliate Agreements. First Union shall have received from each affiliate of the Company the agreement referred to in
Section 5.10;

               provided, however, that a failure to satisfy any of the conditions set forth in the proviso following Section 6.02 or in Sections 6.04, 6.06, 6.08 or 6.13 shall only constitute conditions if asserted by First Union, and a failure to satisfy any of the conditions set forth in
Section 6.05 or 6.07 shall only constitute conditions if asserted by the Company.

VII. TERMINATION.

     This Plan may be terminated prior to the Effective Date, either before or after receipt of required stockholder approvals:

     7.01. Mutual Consent. By the mutual consent of First Union and the Company.

     7.02. Breach. By First Union or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a material breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, or (ii) a breach by the other party of any of the material covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach.

     7.03. Delay. By First Union or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Corporate Merger is not consummated by December 31, 1995.

     7.04. No Stockholder or Regulatory Approval. By the Company or First Union, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event that any stockholder approval contemplated by Section 6.01 is not obtained at the Meeting, including any adjournment or adjournments thereof, or in the event that written notice is received which states that any required regulatory approval contemplated by Section 6.02 has not been approved or has been denied.

     7.05. Stock Option Agreement. By First Union, if the Stock Option Agreement is not executed by the Company and delivered to First Union at or before 8:00 a.m. on the day following the execution and delivery of this Plan.

     7.06. Termination Fee. In the event that First Union wilfully breaches a representation, warranty or covenant contained herein and, as a result thereof (i) the Company exercises its right to terminate this Plan under Section 7.02 at a time when First Union was not entitled to terminate this Plan under Section 7.02, 7.03 or 7.04 and (ii) the Mergers are not consummated, then First Union agrees to pay to the Company a fee of $2.5 million within five business days of First Union's receipt of written demand therefor.


VIII. OTHER MATTERS.

     8.01. Survival. If the Effective Date occurs, all representations, warranties, agreements and covenants contained in this Plan, except for Section 5.17, shall not survive the Effective Date. If this Plan is terminated prior to the Effective Date, the agreements and representations of the parties in Sections 4.01(P), 4.01(AA) and 4.02(F), Sections 5.03, 5.06(2), 5.12 and 5.13, and Sections 8.01, 8.03, 8.04, 8.05,
8.06, 8.07, 8.09 and 8.11 shall survive such termination.

     8.02. Waiver; Amendment. Prior to the Effective Date, any provision of this Plan may be (i) waived in writing by the party benefitting by the provision, or (ii) amended or modified at any time (including the structure of the transactions contemplated hereby) by an agreement in writing among the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Plan, except that, after the vote by the stockholders of the Company, the consideration to be received by the stockholders of the Company for each share of Company Common Stock shall not thereby be decreased.

     8.03. Counterparts. This Plan may be executed in one or more counterparts, each of which shall be deemed to constitute an original. This Plan shall become effective when one counterpart has been signed by each party hereto.

     8.04. Governing Law. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina, except as federal law may be applicable.

     8.05. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby, except printing expenses which shall be shared equally between the Company and First Union.

     8.06. Confidentiality. Except as otherwise provided in Section 5.06(2), each of the parties hereto and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

     8.07. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     If to First Union,
     FUNC-SC or FUNB-SC, to:  First Union Corporation
                              One First Union Center
                              Charlotte, North Carolina 28288-0013
                              Telecopy Number:  (704)374-3425.

                              Attention: Edward E. Crutchfield, Jr.
                              Chairman and Chief Executive Officer

                    Copy to:  First Union Corporation
                              One First Union Center
                              Charlotte, North Carolina 28288-0013
                              Telecopy Number: (704)374-3425

                              Attention: Marion A. Cowell, Jr.
                              General Counsel

          If to the Company
          or the Banks, to:   United Financial Corporation of South
                              Carolina, Inc.
                              425 Main Street
                              P.O. Box 3029
                              Greenwood, South Carolina 29648
                              Telecopy Number:  (803)942-8247

                              Attention:   Lynn W. Hodge
                                           President

                    Copy to:  Breyer & Aguggia

                              601 13th Street, N.W.
                              Suite 1120 South
                              Washington, D.C. 20005
                              Telecopy Number:    (202)737-7979

                              Attention:   John F. Breyer,Jr., Esquire
                                           Paul M. Aguggia, Esquire

     8.08. Definitions. Any term defined anywhere in this Plan shall have the meaning ascribed to it for all purposes of this Plan (unless expressly noted to the contrary). In addition:

          (1) the term "Material Adverse Effect", when applied to a party, shall mean an event, occurrence or circumstance (including without limitation, any breach of a representation or warranty contained herein by such party) which (a) has a material adverse effect on the financial condition, results of operations, business or prospects of such party and its subsidiaries, taken as a whole, or (b) would materially impair such party's, or any affiliated party's (which includes, as to the Company, the Banks and as to First Union, FUNC-SC and FUNB-SC), ability to timely perform its obligations under this Plan or the Stock Option Agreement or the consummation of any of the transactions contemplated hereby or thereby; provided, that a Material Adverse Effect shall not include effects resulting from general economic conditions, or changes in the Company's or Banks' financial condition as a result of changes in accounting practices or changes to statutes, regulations or regulatory policies that have not resulted in materially more severe adverse changes than that experienced by similarly situated financial institutions;

          (2)  the term "individually or in the aggregate" as used in
     Article IV of this Plan includes all events, occurrences and circumstances described in any paragraph of Article IV, and is not linked to any specific paragraph; and

          (3) the term "Previously Disclosed" by a party shall mean information set forth in a Schedule that is delivered by such party to the other party contemporaneously with the execution of this Plan and specifically designated as information "Previously Disclosed" pursuant to this Plan.

     8.09. Entire Understanding; No Third Party Beneficiaries. This Plan and the Stock Option Agreement together represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersede any and all other oral or written agreements heretofore made. Except for Section 5.17, nothing in this Plan or the Stock Option Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Plan or the Stock Option Agreement.

     8.10. Benefit Plans. As soon as administratively practicable after the Effective Time, except as Previously Disclosed in Schedule 8.10, employees of the Company and the Company Subsidiaries shall be generally entitled to participate in the pension, benefit and similar plans on substantially the same terms and conditions as employees of First Union and its subsidiaries. For the purpose of determining eligibility to participate in such plans and the vesting of benefits under such plans (but not for the accrual of benefits under such plans), First Union shall give effect to years of service with the Company or the Company Subsidiaries, as the case may be, as if such service had been with First Union or its subsidiaries.

     8.11. Headings. The headings contained in this Plan are for reference purposes only and are not part of this Plan.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                         FIRST UNION CORPORATION

                         By: /s/ KENNETH R. STANCLIFF
                            Name: Kenneth R. Stancliff
                            Title: Senior Vice President


                         FIRST UNION CORPORATION OF SOUTH CAROLINA

                         By: /s/ KENNETH R. STANCLIFF
                            Name: Kenneth R. Stancliff
                            Title: Senior Vice President


                         FIRST UNION NATIONAL BANK OF SOUTH CAROLINA

                         By: /s/ KENNETH R. STANCLIFF
                            Name: Kenneth R. Stancliff
                            Title: Senior Vice President


                         UNITED FINANCIAL CORPORATION OF SOUTH  CAROLINA, INC.

                         By: /s/ LYNN W. HODGE
                            Name: Lynn W. Hodge
                            Title: President


                         UNITED SAVINGS BANK, FSB

                         By: /s/ CLIFFORD W. STUMBO
                            Name: Clifford W. Stumbo
                            Title: Executive Vice President


                         HOME FEDERAL SAVINGS BANK OF SOUTH  CAROLINA

                         By: /s/ HERMAN E. HONEYCUTT
                            Name: Herman E. Honeycutt
                            Title: President


                             BOARD OF DIRECTORS

                          UNITED SAVINGS BANK, FSB

___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________

                             BOARD OF DIRECTORS

                HOME FEDERAL SAVINGS BANK OF SOUTH CAROLINA

___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________


___________________________

                            BOARD OF DIRECTORS*
                FIRST UNION NATIONAL BANK OF SOUTH CAROLINA


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________


___________________________             _________________________




_________________

* To be executed at the Board meeting to be held on February 27, 1995.

                                              Exhibit A

                           STOCK OPTION AGREEMENT


          STOCK OPTION AGREEMENT, dated as of February 22, 1995 (the "Agreement"), by and between United Financial Corporation of South Carolina, Inc., a South Carolina corporation ("Issuer"), and First Union Corporation, a North Carolina corporation ("Grantee").

          WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Mergers dated as of February 21, 1995 (the "Plan"), providing for, among other things, the merger of Issuer with and into First Union Corporation of South Carolina ("FUNC-SC"), a wholly-owned subsidiary of Grantee, with FUNC-SC as the surviving corporation; and

          WHEREAS, as a condition and inducement to Grantee's execution of the Plan, Grantee has required that Issuer agree, and Issuer has agreed, to grant Grantee the Option (as defined below);

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Plan, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

          1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Plan.

          2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 1,100,000 shares (as adjusted as set forth herein, the "Option Shares", which shall include the Option Shares before and after any transfer of such Option Shares) of common stock, par value $0.10 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") equal to the greater of (i) the greater of the closing prices per share of Issuer common stock on February 22nd and 23rd, 1995, as reported on the NASDAQ Stock Market, and (ii) $18.25.

          3.   Exercise of Option.

               (a) Provided that (i) Grantee or Holder (as defined below), as applicable, shall not be in material breach of the agreements or covenants contained in this Agreement or the Plan, and (ii) no preliminary or permanent injunction or other order against the delivery of shares
covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, the Holder may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Date, (B) termination of the Plan by Issuer in accordance with the terms thereof prior to the occurrence of a Purchase Event (as hereinafter defined) or a Preliminary Purchase Event unless the Issuer has, prior to such termination, engaged in discussions with any third party regarding an Acquisition Transaction (as hereinafter defined) (an "Issuer Termination"), (C) 18 months after termination of the Plan by Issuer in accordance with the terms thereof other than pursuant to an Issuer Termination, and (D) 18 months after termination of the Plan by Grantee in accordance with the terms thereof; provided, however, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including, without limitation, the Home Owners' Loan Act,
as amended (the "HOLA").   The term "Holder" shall mean the holder or
holders of the Option from time to time, and which initially is Grantee.

               (b) As used herein, a "Purchase Event" means any of the following events:

                    (i) Without Grantee's prior written consent, Issuer shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect an Acquisition Transaction. As used herein, the term "Acquisition Transaction" shall mean (A) a merger, consolidation or similar transaction involving Issuer or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Issuer or any of its significant subsidiaries representing in either case 20% or more of the consolidated assets or deposits of Issuer and its subsidiaries or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 20% or more of the voting power of Issuer or any of its significant subsidiaries other than the issuance of Issuer Common Stock upon the exercise of outstanding options; or

                    (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the voting power of Issuer or any of its significant subsidiaries.

               (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

                 (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act, with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 20% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

                 (ii) the holders of Issuer Common Stock shall not have approved the Plan at the Meeting, the Meeting shall not have been held or shall have been canceled prior to termination of the Plan, or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Plan, in each case after it shall have been publicly announced that any person (other than Grantee or any subsidiary of Grantee) shall have (A) made a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (C) filed an application (or given a notice), whether in draft or final form, under the HOLA, the Bank Holding Company Act of 1956, as amended (the "BHC Act"), the Bank Merger Act, as amended (the "BMA") or the Change in Bank Control Act of 1978, as amended (the "CBCA"), for approval to engage in an Acquisition Transaction; or

               (iii) any person (other than Grantee or any subsidiary of Grantee) shall have made a bona fide proposal to Issuer or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or


               (iv) after a proposal is made by a third party to Issuer or its stockholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Plan and such breach would entitle Grantee to terminate the Plan under Section
     7.02 of Article VII thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Mergers pursuant to the terms of the
     Plan); or

               (v) any person (other than Grantee or any subsidiary of Grantee) other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision, or other Regulatory Authority, for approval to engage in an Acquisition Transaction.

As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

               (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event (in either case, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

               (e) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Office of Thrift Supervision or any other Regulatory Authority is required in connection with such purchase, Issuer shall cooperate with the Holder in the filing of the required notice of application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

          4.   Payment and Delivery of Certificates.

               (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to the Issuer at the address of the Issuer specified in Section 11(f) hereof.

               (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in
Section 4(a), (i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all Liens and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

               (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF FEBRUARY 22, 1995. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY THE ISSUER OF A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act.

               (d) Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under Section 3(e), the tender of the applicable purchase price in immediately available funds and the tender of this Agreement to Issuer, Holder shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Holder. Issuer shall pay all expenses, and any and all United States federal, state, and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section in the name of Holder or its assignee, transferee, or designee.

               (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (section mark) 18a and regulations promulgated thereunder and (B) in the event, under the HOLA, or the CBCA, or a state banking law, prior approval of or notice to the Office of Thrift Supervision or to any Regulatory Authority is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to the Office of Thrift Supervision or such Regulatory Authority as they may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of the Issuer Common Stock pursuant hereto, and
(iv) promptly to take all action provided herein to protect the rights of Holder against dilution.


          5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:

               (a) Due Authorization. Issuer has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer. This Agreement has been duly executed and delivered by Issuer.

               (b) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and, at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance, upon exercise of the Option, the number of shares of Issuer Common Stock necessary for Holder to exercise the Option, and Issuer will take all necessary corporate action to authorize and reserve for issuance all additional shares of Issuer Common Stock or other securities which may be issued pursuant to Section 7 upon exercise of the Option. The shares of Issuer Common Stock to be issued upon due exercise of the Option, including all additional shares of Issuer Common Stock or other securities which may be issuable pursuant to Section 7, upon issuance pursuant hereto, shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all Liens, including, but not limited to, any preemptive rights of any stockholder of Issuer.

          6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that:

               (a) Due Authorization. Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

               (b) Purchase Not for Distribution. This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

          7.   Adjustment upon Changes in Issuer Capitalization, etc.

               (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this subsection (a), upon exercise of any option to purchase Issuer Common Stock outstanding on the date hereof or upon conversion into Issuer Common Stock of any convertible security of Issuer outstanding on the date hereof), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the
Option.   No provision of this Section 7 shall be deemed to affect or change, or constitute authorization for any violation of, any of the covenants or representations in the Plan.

               (b)  In the event that Issuer shall enter in an agreement
(i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of either (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation, or (z) in the case of a merger described in clause (ii), Issuer (such person being referred to as "Substitute Option Issuer").

               (c) The Substitute Option shall have the same terms as the Option, provided, that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option Issuer shall also enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

               (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of Substitute Option per share of Substitute Common Stock (the "Substitute Option Price") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

               (e)  The following terms have the meanings indicated:

          (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

          (2) "Substitute Common Stock" shall mean the shares of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or persons similarly responsible for the direction of the business and affairs) of the Substitute Option Issuer.

          (3) "Assigned Value" shall mean the highest of (w) the price per share of Issuer Common Stock at which a Tender Offer or an Exchange Offer therefor has been made, (x) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, (y) the highest closing price for shares of Issuer Common Stock within the six-month period immediately preceding the consolidation, merger, or sale in question and (z) in the event of a sale of all or substantially all of Issuer's assets or deposits an amount equal to (i) the sum of the price paid in such sale for such assets (and/or deposits) and the current market value of the remaining assets of Issuer, as determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be, divided by (ii) the number of shares of Issuer Common Stock outstanding at such time. In the event that a Tender Offer or an Exchange Offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally recognized investment banking firm selected by Holder or Owner, as the case may be (and if there are both a Holder and an Owner, the Holder).

          (4) "Average Price" shall mean the average closing price of a share of Substitute Common Stock for the one year immediately preceding the consolidation, merger, or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Holder may elect.

               (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for the limitation in the first sentence of this subsection (f), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this subsection (f) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this subsection
(f). This difference in value shall be determined by a nationally-recognized investment banking firm selected by Holder.

               (g) Issuer shall not enter into any transaction described in Section 7(b) unless the Acquiring Corporation and any person that controls the Acquiring

Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value (other than any diminution in value resulting from the fact that the Substitute Common Stock are restricted securities, as defined in Rule 144 under the Securities Act or any successor provision) than other shares of common stock issued by Substitute Option Issuer).

           8.  Registration Rights.

               (a) Demand Registration Rights. Issuer shall, subject to the conditions of Section 8(c) below, if requested by any Holder or Owner, as applicable, including Grantee and any permitted transferee ("Selling Shareholder"), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to the Selling Shareholder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by the Selling Shareholder in such request, including without limitation a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

               (b) Additional Registration Rights. If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to the Selling Shareholders of its intention to do so and, upon the written request of any Selling Shareholder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by the Selling Shareholder), Issuer will cause all such shares for which a Selling Shareholder requests participation in such registration, to be so registered and included in such underwritten public offering; provided, however, that Issuer may elect to not cause any such shares to be so registered

(i) if the underwriters in good faith object for valid business reasons, or (ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4 of the Securities Act or any successor Form; provided, further, however, that such election pursuant to (i) may only be made two times. If some but not all the shares of Issuer Common Stock, with respect to which Issuer shall have received requests for registration pursuant to this subsection (b), shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among the Selling Shareholders desiring to register their shares pro rata in the proportion that the number of shares requested to be registered by each such Selling Shareholder bears to the total number of shares requested to be registered by all such Selling Shareholders then desiring to have Issuer Common Stock registered for sale.

               (c) Conditions to Required Registration. Issuer shall use all reasonable efforts to cause each registration statement referred to in
Section 8(a) above to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective, provided, however, that Issuer may delay any registration of Option Shares required pursuant to Section 8(a) above for a period not exceeding 90 days provided Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Act pursuant to
Section 8(a) above:

                     (i) prior to the earliest of (a) termination of the Plan pursuant to Article VII thereof, (b) failure to obtain the requisite stockholder approval pursuant to Section 6.01 of Article VI of the Plan, and (c) a Purchase Event or a Preliminary Purchase Event;

                    (ii) on more than one occasion during any calendar year;

                    (iii) within 90 days after the effective date of a registration referred to in Section 8(b) above pursuant to which the Selling Shareholder or Selling Shareholders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and

                    (iv) unless a request therefor is made to Issuer by Selling Shareholders that hold at least 25% or more of the aggregate number of Option Shares (including shares of Issuer Common Stock issuable upon exercise of the Option) then outstanding.


               In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, however, that Issuer shall not be required to consent to general jurisdiction or qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business.

               (d) Expenses. Except where applicable state law prohibits such payments, Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses (including the fees and expenses of counsel), legal expenses, including the reasonable fees and expenses of one counsel to the holders whose Option Shares are being registered, printing expenses and the costs of special audits or "cold comfort" letters, expenses of underwriters, excluding discounts and commissions but including liability insurance if Issuer so desires or the underwriters so require, and the reasonable fees and expenses of any necessary special experts) in connection with each registration pursuant to Section 8(a) or 8(b) above (including the related offerings and sales by holders of Option Shares) and all other qualifications, notifications or exemptions pursuant to Section 8(a) or 8(b) above.

               (e) Indemnification. In connection with any registration under Section 8(a) or 8(b) above Issuer hereby indemnifies the Selling Shareholders, and each underwriter thereof, including each person, if any, who controls such holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Selling Shareholders, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement, that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such holder or such underwriter, as the case may be, expressly for such use.

               Promptly upon receipt by a party indemnified under this subsection (e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this subsection (e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this subsection (e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party either agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

               If the indemnification provided for in this subsection (e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the Selling Shareholders and the underwriters from the offering of the securities and also the relative fault of Issuer, the Selling Shareholders and the underwriters in connection with the statements or omissions which resulted in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall any Selling Shareholder be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any holder to indemnify shall be several and not joint with other holders.

               In connection with any registration pursuant to Section 8(a) or 8(b) above, Issuer and each Selling Shareholder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this subsection (e).


               (f) Miscellaneous Reporting. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Selling Shareholders thereof in accordance with and to the extent permitted by any rule or regulation promulgated by the SEC from time to time, including, without limitation, Rule 144A. Issuer shall at its expense provide the Selling Shareholders with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

               (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save the Selling Shareholders harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

           9. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired in connection with the exercise of the Option are then authorized for quotation or trading or listing on the NASDAQ/NMS or any securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on the NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

           10. Division of Option. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          11.  Miscellaneous.

               (a)  Expenses.   Each of the parties hereto shall bear and
pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

               (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

               (c) Entire Agreement: No Third-Party Beneficiary; Severability. This Agreement, together with the Plan and the other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto (other than any transferees of the Option Shares or any permitted transferee of this Agreement pursuant to Section 11(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder or Owner to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in
Section 3 (as may be adjusted herein), it is the express intention of Issuer to allow Holder or Owner to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

               (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of North Carolina without regard to any applicable conflicts of law rules.

               (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

               (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Issuer to:    United Financial Corporation of South Carolina, Inc.
                    425 Main Street
                    P.O. Box 3029
                    Greenwood, South Carolina 29648
                    Telecopy Number: (803)942-8247

                    Attention:  Lynn W. Hodge
                                President

 with a copy to:    Breyer & Aguggia
                    601 13th Street, N.W.
                    Washington, D.C. 20005
                    Telecopy Number: (202)737-7979

                    Attention:  John F. Breyer, Jr., Esquire
                                Paul M. Aguggia, Esquire


If to Grantee to:   First Union Corporation
                    One First Union Center
                    Charlotte, North Carolina  28288-0013
                    Telecopy Number: (704) 374-3425

                    Attention: Edward E. Crutchfield, Jr.
                    Chairman and Chief Executive Officer


with a copy to:     First Union Corporation
                    One First Union Center
                    Charlotte, North Carolina 28288-0013
                    Telecopy Number: (704) 374-3425

                    Attention: Marion A. Cowell, Jr.
                    General Counsel

               (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

               (h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder or under the Option shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that Holder may assign this Agreement to a wholly-owned subsidiary of Holder and Holder may assign its rights hereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, this

Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.


               (i) Further Assurances. In the event of any exercise of the Option by the Holder, Issuer and the Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

               (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

          IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.

                               UNITED FINANCIAL CORPORATION OF SOUTH
                               CAROLINA, INC.



                               By: /s/ LYNN W. HODGE
                                  Name: Lynn W. Hodge
                                  Title: President



                               FIRST UNION CORPORATION



                               By: /s/ KENNETH R. STANCLIFF
                                  Name: Kenneth R. Stancliff
                                  Title: Senior Vice President